Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Retirement Committee of the
Hardinge Inc. Retirement Plan:

We consent to the incorporation by reference in the Registration Statement (No. 33-65049) on Form S-8 of Hardinge Inc. of our report dated June 23, 2014, with respect to the statements of net assets available for benefits of the Hardinge Inc. Retirement Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Hardinge Inc. Retirement Plan.

/s/ Bonadio & Co., LLP

Pittsford, New York
June 23, 2014